March 30, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Pamela A. Long, Esq. Assistant Director
	Re:	Novamerican Steel Inc Form F-3 Filed on February 18, 2005 File No. 333-122923 and Form 20-F for the Fiscal Year Ended November 27, 2004 File No. 0-29506

Ladies and Gentlemen:

        Novamerican Steel Inc., a Canadian corporation, has filed today via EDGAR with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Registration Statement ("Amendment No. 1"). We refer you to the letter of comments of the Staff of the Commission dated March 18, 2005 (the "Comment Letter"). This letter responds to the comments of the Staff contained in the Comment Letter. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter. Following each comment, a response is provided in regular type. If you would like to discuss the responses, you may contact Erin P. Brennan or David A. Cifrino at (617) 535-4000.

        Courtesy paper copies of Amendment No. 1 have been sent to Pamela Long, Gus Rodriguez, Nathan Cheney, Brigitte Lippmann and Chris Edwards of the Staff. We have marked one copy of Amendment No. 1 sent to each to show the changes from the Registration Statement as filed with the Commission on February 18, 2005.

General

  1.
  All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

        Response:    All currently anticipated exhibits have been filed with Amendment No. 1 other than the form of underwriting agreement, which the Company will file as soon as practicable with a subsequent amendment.

  2.
  Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places in the registration statement and your Form 20-F for the fiscal year ended November 27, 2004.

        Response:    Please refer to Amendment No. 1 for all disclosure updates to the Registration Statement made in response to this comment and other comments in the comment letter. The Company intends to amend its most recent Form 20-F with such changes and information as required by the Staff upon finalizing the content of the Registration Statement.

Prospectus Summary, page 1

  3.
  Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

        Response:    Additional disclosure in response to this comment has been added to pages 1 through 2 and 31 through 33 of Amendment No. 1. The Company advises that its basis for all statements in the prospectus about the Company's competitive position within its industry is the knowledge and experience of its senior management.

  4.
  Disclosure on pages 1-3 of the prospectus summary is repetitive of information contained on pages 30 -33 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

        Response:    We refer the Staff to the disclosure on pages 1 through 3 of Amendment No. 1, which has been revised in response to this comment.

  5.
  Please delete Our Competitive Strengths or balance this information with appropriate risk factor disclosure. See Item 503(a) of Regulation S-K and part IV.C of Release No. 33-7497.

        Response:    Additional disclosure with regard to risk factors in response to this comment has been added to pages 2 through 3 of Amendment No. 1.

Risk Factors, page 7

  6.
  Some of the risk factor headings and text do not specify the resulting risk. Please specifically tailor your captions and the text so that they apply to your company in particular. For example, describe the risk to your business in the heading and text of "Translation risk."

        Response:    The disclosure on pages 7 through 12 of Amendment No. 1 has been revised in response to this comment.

  7.
  Please avoid language in risk factors like "material adverse effect" or "adversely effect." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

        Response:    The disclosure on pages 7 through 12 of Amendment No. 1 has been revised in response to this comment.

  8.
  Some of your risk factors use language like "there can be no assurance" or "we cannot assure." Please delete this language; the real risk is not your inability to predict or offer assurance, but the condition described.

        Response:    The disclosure on pages 7 through 12 of Amendment No. 1 has been revised in response to this comment.

  9.
  Consider including a risk factor discussion addressing the potential conflict of interest between the company and some of its officers and directors who also are executives and serve on boards of companies in the same industry as you.

        Response:    The Company advises that to the best of its knowledge none of its executive officers or directors are currently executives of, or serve on the board of, another company that competes with the Company. Accordingly, the Company does not believe an additional risk factor would be appropriate.

Our operations may be impacted by future labor negotiations or work stoppages, page 10

  10.
  You indicate that a contract covering 31 employees expired on November 30, 2004 and is being renegotiated. Update the information about this labor contract. In addition, indicate the expiration dates of the two other contracts mentioned.

        Response:    The disclosure on page 10 of Amendment No. 1 has been revised in response to this comment.

The market price for our common shares may be volatile, page 11

  11.
  Please disclose the 52 and 12 week range of your stock price and discuss the reasons for this volatility. Also discuss the volatility in the volume of your trading. We note, for example, that your trading volume on March 9th was 582,200.

        Response:    We refer the Staff to the disclosure on page 11, which has been revised in response to this comment. The Company does not believe it is appropriate for it to speculate on the possible reasons for the recent volatility in the prices or volume trading of its common shares, because it has no knowledge as to why such prices or volume has undergone periodic increases and decreases.

Our principal shareholders have the ability to exert significant control, page 12

  12.
  Please disclose that the staggered nature of your board and the board resolution regarding the appointment of additional directors that is part of your proxy statement for the upcoming annual meeting may also have the effect of preventing a change in control of your business.

        Response:    Additional disclosure in response to this comment has been added to page 12 of Amendment No. 1.

Capitalization, page 15

  13.
  Page 15 shows 9,786,089 common shares issued and outstanding as of November 27, 2004. On page 4 you state there will be 10,126,089 common shares outstanding. Please explain the increase of 340,000 shares. We assume the increase is a result of the exercise of options for 340,000 shares at an exercise price of $14. If so, tell us when the options for 340,000 common shares were exercised. If the options have not yet been exercised, tell us whether the options will be exercised before the effective date of the registration statement.

        Response:    Additional disclosure in response to this comment has been added to page 4 of Amendment No. 1.

  14.
  Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

        Response:    The disclosure on page 14 of Amendment No. 1 has been revised in response this comment.

Selected Consolidated Financial and Operating Data, page 17

  15.
  If practical, the chronological order, right to left, of the data presented should be the same as the primary financial statements.

        Response:    The disclosure on pages 5 through 6, 16 through 17, and page 20 of Amendment No. 1 has been revised in response to this comment.

  16.
  The company states that because it conducts its operations on the basis of just in time short-term orders, backlog is not a meaningful indicator of future performance. However, we note that in connection with its announcement of fourth quarter results, the company stated, "Despite cautious forecasts from the automotive industry, the Company's automotive order backlog in the first quarter is up considerably from the same period in 2004." Accordingly, it appears the company should provide the backlog disclosure required by Item 101(c)(viii) of Regulation S-K. Please provide this information as of the most current date practicable.

        Response:    The Company affirms its belief that backlog is not a meaningful indicator of its future business performance. In the earnings release cited in this comment, the Company provided information with regard to orders on hand relating to customers in the automotive industry because of the known general association between the steel and automotive industries and because of questions the Company occasionally receives in that regard, not because the Company believes backlog from the automotive industry is a meaningful indicator of the Company's current or future performance. Sales to the automotive industry represented approximately 21.4% of the Company's total sales in its most recent fiscal year. On a continuing and frequent basis, the Company receives short term sales orders which do not impact backlog. Because the automotive industry is important in the overall North American economy, and given the fact that most companies in the steel industry have a presence in the automotive supply market, the Company disclosed that its automotive industry backlog in 2005 was greater than in 2004 merely as possible evidence that the prospects for its automotive industry business might be stronger than might otherwise have been suggested by publicly-available forecasts indicating that the amount of automobiles to be built in 2005 would trend downward. Accordingly, although the strength of the automotive industry, within the context of its important role in the North American economy in general, could be a partial indicator of future performance, the Company does not believe, and did not state or imply in its earnings release, that backlog from the automotive industry is a direct indicator of any performance results for the Company.

  17.
  We note the article in Investor's Business Daily, dated January 10, 2005, in which Bryan Jones stated that "Novamerican has enough orders in hand to make for a bullish next two quarters." Please provide this disclosure in MD&A.

        Response:    The Company advises that the statements quoted in this comment were not, to the best recollection of all of the Company officials present, made by Bryan Jones and the Company was not afforded an opportunity to review the article before its publication. It believes that use of the quote in the article described above may have been an interpretation by the author of the information contained in the release noted in the Staff's comment in no. 16 above. The interview with the author of the article was in accordance with the Company's usual and customary practice of responding to inquiries after the release of its earnings to add additional supplementary nonmaterial detail within the scope of the information released. Accordingly, the Company does not believe that the somewhat hyperbolic comments of the author should be included within the prospectus as they would not provide useful information to investors.

  18.
  Please explain why inventory is increasing at a greater rate than net sales.

        Response:    Additional disclosure in response to this comment has been added to pages 18 through 19 of Amendment No. 1.

  19.
  Please enhance your management's discussion and analysis disclosures as follows:

  •
  Quantify your explanations for significant changes in product sales and cost of sales in terms of increases or decreases in prices, volume and foreign currency and include an explanation of the underlying reasons for the changes. For instance, explain the underlying reasons for price increases and whether those increases are viewed as sustainable.

        Response:    Additional disclosure in response to this comment has been added to pages 18 through 20 and page 26 of Amendment No. 1.

    •
    Quantify your explanations for the changes in sales and cost of sales of your tolling services in terms of increases or decreases in prices, volume and foreign currency.

[Paragraph 0001]

        [Confidential Treatment Requested by Novamerican Steel Inc.    Response Information Being Submitted Confidentially to the SEC.]

    •
    Describe any variation in pricing in relation to the variation in the price of steel in global commodity markets

        Response:    Additional disclosure in response to this comment has been added to page 19 of Amendment No. 1.

    •
    Discuss the dollar and percentage impact of your raw material surcharges on product sales.

        Response:    Additional disclosure in response to this comment has been added to page 19 of Amendment No. 1.

    •
    Address the impact of any economies of scale due to increasing production and toll processing volume and the impact of operating efficiencies due to new equipment and logistical advantages from your new facility on your profitability.

        Response:    Additional disclosure in response to this comment has been added to page 34 of Amendment No. 1.

    •
    Quantify the increases or decreases in operating expenses together with an explanation of the underlying reasons. Please include a discussion of the reasons for the increase in bad debt expense and the allowance for doubtful accounts at November 27, 2004 as compared to the prior year.

        Response:    Additional disclosure in response to this comment has been added to page 21 of Amendment No. 1.

    •
    Discuss the operating results of your United States and Canadian segments.

        Response:    The Company discloses financial information by geographic region as required by U.S. GAAP. However, the Company advises that management does not believe that the business is segmented but rather is one enterprise with a single objective. The Company perceives the risks and manner of operating in the United States and Canada to be homogenous, and has always viewed and treated its United States and Canada-based operations as one single business. Different operations have been set up as separate legal entities with separate names solely because the Company believes that this is an efficient administrative, tax planning, borrowing and marketing strategy. Therefore, the Company respectfully believes that it does not have separate operating segments and that the current method used by the Company for reporting operating results is appropriate.

    •
    Management's discussion and analysis should allow the investor to see the company through the eyes of management. Please revise the discussion with this underlying thought in mind. Please Refer to Item 303 of Regulation S-K.

        Response:    The Company appreciates the importance of this comment and that after due consideration advises that it is mindful of the requirements of Item 303 of Regulation S-K and interpretative guidance issued by the Commission and its Staff, including the interpretative release issued by the Commission in December 2003 and previously. The Company believes that it has complied with these requirements and the related Commission guidance in good faith, to the fullest extent practicable and in a manner consistent with the best interests of its shareholders.

Liquidity and Capital Resources, page 23

  20.
  Please describe your projected capital expenditures and disclose the amount of these capital expenditures over the next year. Refer to Item 303(a) of Regulation S-K.

        Response:    Additional disclosure in response to this comment has been added to page 23 of Amendment No. 1.

  21.
  We note that the company's term loan with an outstanding balance of $43,504,000 at November 27, 2004 is due April 7, 2006 and will require a payment of $39,750,000 at that date. Provide information as to the current plan to pay or refinance the debt. We assume that at this time the company does not anticipate any obstacles toward payment or refinancing and views the process as routine. Please advise us, if otherwise.

        Response:    Additional disclosure in response to this comment has been added to page 23 of Amendment No. 1. In addition, the Company advises the Staff supplementally that it intends to refinance this term loan prior to, or upon, its maturity, and fully expects that it will be able to do so on commercially reasonable terms given the strength of its balance sheet.

Tabular Disclosure of Contractual Obligations, page 25

  22.
  Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please refer to footnote 46 of Release No 33-8380 Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

        Response:    The disclosure on page 25 of Amendment No. 1 has been revised in response to this comment.

Related Party Transactions, page 44

  23.
  Please disclose the fees paid to Stikeman Elliott.

        Response:    Additional disclosure in response to this comment has been provided on page 45 of the Registration Statement.

  24.
  Please explain the business or income tax purpose of the series of transactions contemplated at the closing of the proposed offering. In the series of transactions, you mention 341414 Canada, Inc and 3414124 Canada, Inc. It is unclear whether you intended to refer to the same entity in both cases or whether two different entities are involved. Please advise or revise, as necessary. If the company is paying for services to set up the transactions, please disclose the amount involved.

        Response:    The disclosure on pages 45 through 46 of Amendment No. 1 has been revised in response to this comment, which clarifies that 3414116 Canada Inc. and 3414124 Canada Inc. are two separate companies, one owned by D. Bryan Jones and the other by Scott B. Jones. The purpose of these transactions is to increase the tax cost for Canadian tax purposes of a certain number of D. Bryan Jones and Scott B. Jones' shares to be sold in this offering, to an amount equal to the pro rata profits which have already been subject to tax at the corporate level. D. Bryan Jones and Scott B. Jones will pay the fees and expenses related to these transactions.

Principal and Selling Shareholders, page 46

  25.
  Please describe how the selling shareholders acquired the shares they are selling.

        Response:    Additional disclosure in response to this comment has been provided in the footnotes to the Principal and Selling Shareholders table on pages 47 through 48 of Amendment No. 1.

  26.
  Please identify the natural person who has the voting or investment power for the securities held by Fidelity Management and Research Company.

        Response:    Additional disclosure in response to this comment has been provided on pages 47 through 48 of Amendment No. 1.

Underwriting, page 48

  27.
  Disclose the criteria that CIBC will use in determining whether to consent to waiving the 90-day lock-up agreement. In addition, disclose the criteria that they will use in determining whether to waive an extension if one of the events that you list occurs.

        Response:    Additional disclosure in response to this comment has been provided on page 50 of Amendment No. 1.

  28.
  Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

        Response:    The Company advises that it does not believe that the selling shareholders are underwriters with respect to their shares being offered for resale. Accordingly, the Company respectfully suggests that this section should not be revised in response to this comment. As disclosed in the registration statement, the selling shareholders are certain of the Company's officers and directors. The Company does not believe that any of these selling shareholders are "underwriters" as defined in Section 2(a)(11) of the Securities Act of 1933 inasmuch as we have been advised that none of these selling shareholders acquired the common shares from the Company (or an affiliate of the Company) with a view to, or in connection with a, distribution. Instead, we have been advised that each of these selling shareholders acquired the common shares that are being sold in the offering with a view to investment. The Company advises that all of the common shares that are being offered pursuant to the Registration Statement are either (i) founder shares which were acquired upon the formation of the Company prior to its initial public offering; (ii) shares subject to options granted to members of management pursuant to the Novamerican Steel Inc. 1997 Share Option Plan under which the last grant was made in 1997 (more than seven years ago); or (iii) shares that were acquired by the selling shareholders in the open market (See our response to comment No. 25)

        Under Section 2(a)(11), "underwriter" is defined, in part, as "any person who has purchased from an issuer with a view to...the distribution of any security." Conversely, as is the case here, a person that acquires securities from an issuer with a view to investment is not an "underwriter" as defined in Section 2(a)(11). Further, the fact that the selling shareholders, who acquired the common shares with a view to investment, may be deemed to be affiliates of the Company would not make them underwriters. See, e.g., Genesco, Inc., SEC No-Action Letter (June 21, 1971).

        The definition of "underwriter" also includes "any person who...offers or sells for an issuer in connection with the distribution of any security or participates or has a participation in any such undertaking." The selling shareholders are similarly not underwriters under this prong of the definition. They are not soliciting sales of securities by or on behalf of the issuer; nor are they participating in the distribution, other than in their capacity as selling shareholders which, in and of itself, is not sufficient to constitute them underwriters in this sense of the definition (if this were the case all selling securityholders would automatically be considered statutory underwriters under Section 2(a)(11), which is clearly not a position that has been taken by the Commission). The Staff has agreed that directors, officers or employees of an issuer who engage in selling activities in connection with a securities offering that are incidental to their regular duties and for which they receive no additional compensation are not underwriters since a corporation can only act through individuals. See, e.g., L. Loss and J. Seligman Fundamentals of Securities Regulation, Fourth Edition (2000) (citing Free Traders, Inc., 7 Securities and Exchange Commission Decisions & Reports, 913, 921-922 (1940), Shawnee Chiles Syndicate, 10 Securities and Exchange Commission Decisions & Reports, 109, 116-117 (1941)). See also, Chris-Craft Industries, Inc., SEC No-Action Letter (October 9, 1972).

        For the foregoing reasons, we respectfully submit that the selling shareholders noted in the Staff's comment are not underwriters as defined in Section 2(a)(11) of the Securities Act.

  29.
  Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

        Response:    The Company has been informed by the underwriters' representative, CIBC World Markets Corp., that it does not intend to engage in any electronic distribution. At the present time, however, the Company has been advised the underwriting syndicate has not been finalized. As a result, the Company cannot say whether any members of the underwriting syndicate will engage in any electronic distribution. When and if the Company learns that members of the underwriting syndicate do intend to engage in electronic distribution, the Company will provide a supplement to you with both their identities and a description of their procedures.

  30.
  Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        Response:    The underwriters' representative, CIBC World Markets Corp., has an agreement with Yahoo Net Roadshow to host the roadshow on the internet for qualified investors only, following the guidance set forth in the SEC's No-Action Letter to Net Roadshow, Inc., dated July 30, 1997. The preliminary prospectus will be posted on the roadshow website for informational purposes only.

Income Tax Considerations, page 50

  31.
  Please remove the language throughout this section that the discussion is a summary only and is for general information only. This may imply that investors are not entitled to rely on this information.

        Response:    The disclosure on pages 51 through 56 of Amendment No. 1 has been revised in response to this comment.

  32.
  Please also revise the last paragraph that investors should rely on their tax advisors as to the consequences of the transaction. We would not object if you recommend that investors consult tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations.

        Response:    The disclosure on pages 51 through 56 of Amendment No. 1 has been revised in response to this comment.

Incorporation of Documents That We File With the SEC, page 56

  33.
  The information should be updated to incorporate by reference the Form 20-F for the year ended November 27, 2004 filed March 2, 2005.

        Response:    The disclosure on page 57 of Amendment No. 1 has been revised in response to this comment.

  34.
  If financial data for the quarter ended February 28, 2005 is available, consideration should be given to the need to include such information in the registration statement. Tell us when the company expects to release information for the quarter ended February 28, 2005.

        Response:    The Company notes the Staff's comment and has updated the Registration Statement to include financial results for the first quarter of 2005.

Financial Statements for the Year Ended November 27, 2004

  Consolidated Statements of Operations and Comprehensive Income, page F-3

  35.
  Please present net sales of products and revenues from tolling services separately in your statements of operations. Please also present separately the cost of product sales and the cost of tolling services, Refer to Rule 5-03(b)(1) and (2) of Regulation S-X. We assume that revenue from the sales of products and revenue from tolling services each exceed 10% of consolidated revenue.

[Paragraph 0001]

        [Confidential Treatment Requested by Novamerican Steel Inc.    Response Information Being Submitted Confidentially to the SEC.]

Note 1—Summary of Significant Accounting Policies

  Translation of foreign currencies, page F-7

  36.
  Please disclose what your foreign currency translation policy is for non-monetary assets.

        Response:    The Company believes that its non-monetary asset transactions concluded in foreign currencies are not material. Accordingly the Company respectfully submits that no further disclosure in the first paragraph of Note 2—Translation of Foreign Currencies is required.

  Revenue recognition, page F-8

  37.
  Provide the disclosure about accounting for shipping and handling fees and costs required by EITF 00-10.

        Response:    The Company advises that it does not charge separate shipping and handling charges to customers. The price charged to a customer is for the complete product, delivered to the customer's designated destination. Accordingly, the Company respectfully believes that the EITF 00-10 disclosure is not applicable in this circumstance.

  38.
  Please discuss your revenue recognition policy with respect to calculating and billing raw material surcharges. Please disclose your revenue recognition policy for tolling services. Please also disclose if you have provided an allowance for potential bad debts given that some of your customers are paying these surcharges under protest.

        Response:    The Company does not maintain a separate revenue recognition policy for calculating and billing raw material surcharges. The Company has viewed such surcharges to be a basic cost of its products, which following agreement with all of its customers were passed through to them, and the Company has treated such surcharges as a price increase. With respect to revenue recognition for tolling services, we refer the Staff to the Company's response to comment No. 35 above. No allowance for potential bad debts was provided for customers paying such surcharges under protest as the Company did not believe that any allowance was required. All such receivables at fiscal year end 2004 have been collected. The Company respectfully does not believe further disclosure is required in this matter.

  39.
  If deemed material, please disclose when there is a valid transfer of title on products exported to other countries. We note that your revenue recognition policy states title to products generally passes upon delivery. The circumstances in which the general policy is not followed are not clear.

        Response:    The Company's revenue recognition policy is the same for domestic and export sales. Therefore, the Company does not believe transfer of title issues for products exported to other countries are material. As supplementary information for the Staff, the Company has made only very rare exceptions to its delivery policy, and such instances were always at the insistence of a customer. In these rare circumstances, usually where a customer desires make its own transportation arrangements, title will generally transfer at the point of shipment, and revenue will be recorded accordingly. Since the Company rarely makes exceptions to its delivery policy, the Company respectfully believes that no further disclosure on this matter is appropriate.

  Inventories, page F-8

  40.
  Please disclose when inventory cost is determined using the specific identification method and when inventory cost is determined using the average cost method.

[Paragraph 0001]

        [Confidential Treatment Requested by Novamerican Steel Inc.    Response Information Being Submitted Confidentially to the SEC.]

Note 4—Income Taxes, page F-13

  41.
  Disclose the amount of undistributed earnings of foreign subsidiaries for which deferred income taxes have not been provided. In addition, please tell us whether the company currently expects the undistributed earnings to be permanently reinvested.

[Paragraph 0001]

        [Confidential Treatment Requested by Novamerican Steel Inc.    Response Information Being Submitted Confidentially to the SEC.]

Note 14—Related Party Transactions, page F-22

  42.
  Please disclose all of the related party transactions, including those that involve leased facilities with related parties. Please ensure consistent disclosure among related party transactions on page 44 and in your footnote, particularly with respect to how the value of goods and services is determined.

        Response:    The Company respectfully believes that its disclosure on page F-22 is wholly consistent with that on pages 45 through 46. The Company further believes that its disclosures in the footnote are fully compliant with the requirements of U.S. GAAP. Accordingly, the Company respectfully believes that further disclosure is not necessary.

Note 17—Contingencies, page F-25

  43.
  Please disclose the status of any potential litigation with your customers over the raw material surcharges on your financial position, results of operations and cash flows. Please tell us why you disclosed in your management's discussion and analysis section that potential litigation with your customers over surcharges could have a material financial effect while in the business section under legal proceedings you disclose that the outcome of proceedings related to the operation of your business would not likely have a material adverse financial effect. Please also ensure that the potential litigation disclosure in the footnotes is consistent with the potential litigation disclosure presented in your business section.

        Response:    During the fiscal year ended November 27, 2004, raw material surcharges were billed to customers on the basis that they were a basic price increase, and as such were included in our net sales on the assumption that all conditions required by U.S. GAAP with respect to revenue recognition were met. As of November 27, 2004, all receivables from customers were valued, with due regard also for the surcharges included in their balances, and an adequate allowance for doubtful accounts was booked accordingly. Management believes that no other contingent losses in that respect had to be accounted for or disclosed in the November 27, 2004 financial statements. Accordingly, the Company respectfully believes that no potential litigation with respect to the raw material surcharges exists at this time.

        In answer to the Staff's question regarding the apparent discrepancy regarding the impact of potential litigation regarding the surcharges, the Company believes this is the result of a misunderstanding. The Company advises that in the legal proceedings portion of the business section, the Company is describing the effect of all legal proceedings to which it is currently a party. There do not currently exist any proceedings in relation to the surcharges, nor does the Company believe such proceedings are likely. However, the Company believes it proper to disclose in its risk factors and in its management's discussion and analysis that if such proceeding relating to surcharges did occur, however unlikely, those proceedings if adversely decided could have a material impact on the Company's business, results of operations and financial condition in one more future reporting periods. Accordingly, the Company respectfully believes that the two disclosures described by the Staff above are not inconsistent.

  44.
  Please disclose the status of any potential environmental litigation and if it could have a material adverse effect on your financial position, results of operations and cash flows. Please provide the disclosures required by SFAS 5 and SAB Topic 5:Y. We note the disclosure included on page 9 of your American Steel and Aluminum Corporation subsidiary.

        Response:    The Company respectfully believes that the status of all current environmental litigation is fully disclosed in the Registration Statement, and that no further potential environmental litigation exists to the Company's knowledge. The Company believes that the current environmental litigation which involves 57 defendants and which is disclosed on pages 8 through 9 will not have a material negative impact on the Company's financial position and therefore should not be disclosed as a contingency in our financial statements.

Note 20—Financial Information By Geographic Area, page F-27

  45.
  Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131. This disclosure should be consistent with the Products and Services data included in your Business section.

        Response:    The Company advises that the products and services information included in the Business section on page [32] is primarily intended as a guide to terms describing the nature of its services within one overall business segment. The services may differ but are common to a number of products. For example, to ship HSS tubular product to a customer the Company may have purchased a hot-rolled coil, pickled it, slit it and then transformed it into tubing. There may have been off-cuts from the initial coil which the Company may have rollformed into flat bars or some other product. In addition, the combination of services provided varies from customer to customer and from order to order. The Company believes that the various services that it is able to provide to its customers are integral to, not separate parts of its business, and that its business is not managed by reference to the individual services provided.

Other

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

    •
    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Response:    Prior to requesting acceleration of the effective date of the Registration Statement, the Company will provide the requested statement.

Very truly yours,
/s/ ERIN POWERS BRENNAN
Erin Powers Brennan
  Cc:
  D. Bryan Jones
  Christopher H. Pickwoad
  Pamela A. Long
  Gus Rodriguez
  Nathan N. Cheney
  Brigitte Lippmann
  Christopher B. Edwards
  David A. Cifrino
  Dennis J. White
  André J. Roy
  Richard B. Aftanas